SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
02/01/13


1. NAME OF REPORTING PERSON
Brooklyn Capital Management, LLC, Phillip Goldstein,
Andrew Dakos, Steven Samuels and Bulldog Investors


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
2,011,400

8. SHARED VOTING POWER
606,621

9. SOLE DISPOSITIVE POWER
2,618,021
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
2,618,021

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

10.79%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #5 to the schedule 13d filed September 24,2012. Except as specifically set forth herein, the Schedule 13d remains unmodified.

ITEM 4. PURPOSE OF TRANSACTION

Phillip Goldstein, Andrew Dakos and Steven Samuels own Brooklyn
Capital Management, LLC (BCM), a registered investment advisor.
As of February 1, 2013, BCM is deemed to be the beneficial owner of 2,618,021 shares of GCH (representing 10.79% of GCH's outstanding shares) solely by virtue of BCM's power to direct the vote of, and dispose of, these shares. These 2,618,021 shares of GCH include 1,283,361 shares (representing 5.29% of GCH's outstanding shares) that are beneficially owned by (1) Mr. Goldstein and (2) the following entities over which Messrs. Goldstein, Dakos and Samuels exercise control: Opportunity Partners LP, Calapasas West Partners, LP, Full Value Special Situations Fund, LP, Full Value Offshore Fund, Ltd., Full Value Partners, LP, Opportunity Income Plus, LP, and MCM Opportunity Partners, LP (collectively, Bulldog Investors). Bulldog Investors and
Mr. Goldstein may be deemed to constitute a group. All other shares included in the aforementioned 2,618,021 shares of GCH beneficially owned by BCM (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of BCM who are not members of any group. The total number of these "non-group" shares is 1,334,660 shares (representing 5.50% of GCH's outstanding shares).

Of the aforementioned 2,618,021 shares of GCH beneficially owned by BCM (solely by virtue of its power to sell or direct the vote of these shares), 1,315,187 shares (representing 5.42% of GCH's outstanding shares) have been acquired by BCM on behalf of its clients solely for the purpose of tendering them and not for the purpose of changing or influencing control of GCH and are covered by Rule 16a-1(a)(v) to the Securities Exchange Act of 1934.




ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the N-CSRS filed on August 28, 2012 there were 24,268,012 shares of common stock outstanding as of June 30, 2012 The percentage set forth in item 5 was derived using such number. The filing persons beneficially own an aggregate of 2,618,021 shares of GCH or 10.79% of the outstanding shares. Power to dispose of and vote securities resides either with Messrs. Goldstein, Dakos, Samuels and/or with BCM's clients.

c) Since the last filing on 1/22/13 up to 2/1/13 the following shares of GCH were purchased:

Date		        Shares		Price
01/23/13		25,000		13.3200
01/25/13		26,950		13.2274
01/28/13		25,000		13.2696
01/30/13		11,831		13.3380


d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit A


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 02/06/2013

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos

By: /S/ Steven Samuels
Name:   Steven Samuels

Exhibit A:

Agreement to Make Joint Filing

     Agreement made as of the 4th day of February, 2013, by and among Brooklyn Capital Management, LLC, Phillip Goldstein,
Andrew Dakos, Steven Samuels, Opportunity Partners LP, Calapasas West Partners, LP, Full Value Special Situations Fund, LP, Full Value Offshore Partners, LP, Full Value Partners, LP, Opportunity Income Plus, LP, and MCM Opportunity Partners, LP.

     WHEREAS, Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 provides that whenever two or more persons are required to file a statement containing the information required by Schedule 13D with respect to the same securities, only one such statement need be filed, so long as, among other things, such filing includes as an exhibit an agreement among such persons that such a statement is filed on behalf of each of them;

     WHEREAS, in connection with certain holdings of Greater China Fund, Inc. (GCH), each of the parties to this Agreement is required to file a statement containing the information required by Schedule 13D with respect to the same holdings of GCH;

     NOW THEREFORE, the parties hereby agree that one statement containing the information required by Schedule 13D shall be filed on behalf of each party hereto.

     IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the day and year first written above.


By:/s/ Phillip Goldstein	   By:/s/ Andrew Dakos
	Phillip Goldstein	   Andrew Dakos


	                           OPPORTUNITY PARTNERS, LP

By: /s/ Steven Samuels	           By: /s/ Phillip Goldstein
	Steven Samuels	           Phillip Goldstein, Manager of the GP


CALAPASAS WEST PARTNERS, LP	   FULL VALUE SPECIAL SITUATIONS FUND, LP

By: /s/ Phillip Goldstein	   By: /s/ Phillip Goldstein
	Phillip Goldstein 	   Phillip Goldstein, Manager of the GP
        Manager of the GP

FULL VALUE OFFSHORE PARTNERS, LP   FULL VALUE PARTNERS, LP

By: /s/ Phillip Goldstein	   By: /s/ Phillip Goldstein
	Phillip Goldstein	   Phillip Goldstein, Manager of the GP
        Manager of the GP

OPPORTUNITY INCOME PLUS, LP	   MCM OPPORTUNITY PARTNERS LP

By: /s/ Phillip Goldstein	   By: /s/ Phillip Goldstein
	Phillip Goldstein	   Phillip Goldstein, Manager of the GP
        Manager of the GP